02 OCT 31 AM 8:52

02055687

Exhibit A

JUGOS DEL VALLE, S.A. DE C.V.

October 29th, 2002.

Attn: PAUL DUDEK
Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Re : Rule 12g3-2(b)
JUGOS DEL VALLE, S.A. DE C.V.
File No. 82-4258

SUPPL

Dear Mr. Dudek :

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and comments will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that (Jugos del Valle, S.A. de C .V.) is subject to the Exchange Act.

Very truly yours,

p/a. Teresa Vega Reyes
EDUARDO MARINO LOPEZ
FINANCIAL AND OPERATION V.P.

dlw 11/18

Ejército Nacional 904
piso 15, Col. Polanco
11560, México, D.F.
Tel.: 5557 • 9189
Fax: 5557 • 9777

JUGOS DEL VALLE S.A. DE C.V.

Av. Insurgentes 30
Barrio de Texcacoa
54600, Tepotzotlán
Estado de México
Tel.: 5899 • 1000
Fax: 5876 • 0557

# Bolsa Mexicana de Valores

# Estados Financieros
# Tercer Trimestre 2002

# Ingles

Octubre 2002

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: 3 Year: 2002

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT | | QUARTER OF | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **TOTAL ASSETS** | **3,573,794** | 100 | **3,346,934** | 100 |
| 2 | **CURRENT ASSETS** | **1,697,463** | **47** | **1,562,817** | **47** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 193,194 | 5 | 383,809 | 11 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 530,788 | 15 | 470,446 | 14 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 453,207 | 13 | 245,325 | 7 |
| 6 | INVENTORIES | 431,705 | 12 | 400,168 | 12 |
| 7 | OTHER CURRENT ASSETS | 88,569 | 2 | 63,069 | 2 |
| 8 | **LONG-TERM** | **0** | **0** | **0** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **1,640,789** | **46** | **1,521,396** | **45** |
| 13 | PROPERTY | 111,052 | 3 | 103,760 | 3 |
| 14 | MACHINERY AND INDUSTRIAL | 1,547,972 | 43 | 1,471,291 | 44 |
| 15 | OTHER EQUIPMENT | 542,318 | 15 | 511,614 | 15 |
| 16 | ACCUMULATED DEPRECIATION | 736,499 | 21 | 675,734 | 20 |
| 17 | CONSTRUCTION IN PROGRESS | 175,946 | 5 | 110,465 | 3 |
| 18 | **DEFERRED ASSETS (NET)** | **228,392** | **6** | **255,111** | **8** |
| 19 | **OTHER ASSETS** | **7,150** | **0** | **7,610** | **0** |
| 20 | **TOTAL LIABILITIES** | **2,042,025** | 100 | **1,832,215** | |
| 21 | **CURRENT LIABILITIES** | **1,214,004** | **59** | **1,177,246** | **64** |
| 22 | SUPPLIERS | 506,386 | 25 | 438,352 | 24 |
| 23 | BANK LOANS | 531,667 | 26 | 529,984 | 29 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 24,127 | 1 | 21,358 | 1 |
| 26 | OTHER CURRENT LIABILITIES | 151,824 | 7 | 187,552 | 10 |
| 27 | **LONG-TERM LIABILITIES** | **514,062** | **25** | **318,955** | **17** |
| 28 | BANK LOANS | 481,268 | 24 | 291,738 | 16 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 32,794 | 2 | 27,217 | 1 |
| 31 | **DEFERRED LOANS** | **313,959** | **15** | **336,014** | **18** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **1,531,769** | | 100 **1,514,719** | |
| 34 | **MINORITY INTEREST** | **8,520** | **1** | **3,176** | |
| 35 | **MAJORITY INTEREST** | **1,523,249** | **99** | **1,511,543** | **100** |
| 36 | **CONTRIBUTED** | **625,727** | **41** | **625,754** | **41** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 57,714 | 4 | 57,714 | 4 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 306,785 | 20 | 306,801 | 20 |
| 39 | PREMIUM ON SALES OF SHARES | 261,228 | 17 | 261,239 | 17 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **897,522** | **59** | **885,789** | **58** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 1,151,653 | 75 | 1,118,514 | 74 |
| 43 | REPURCHASE FUND OF SHARES | 81,716 | 5 | 81,719 | 5 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY | (318,107) | (21) | (320,856) | (21) |
| 45 | NET INCOME FOR THE YEAR | (17,740) | (1) | 6,412 | 0 |

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 YEAR: 2002

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **193,194** | 100 | **383,809** | 100 |
| 46 | CASH | 24,920 | 13 | 167,797 | 44 |
| 47 | SHORT-TERM INVESTMENTS | 168,274 | 87 | 216,012 | 56 |
| 18 | **DEFERRED ASSETS (NET)** | **228,392** | 100 | **255,111** | |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 131,610 | 58 | 154,579 | 61 |
| 49 | GOODWILL | 96,304 | 42 | 100,062 | 39 |
| 50 | DEFERRED TAXES | 478 | 0 | 470 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **1,214,004** | 100 | **1,177,246** | |
| 52 | FOREING CURRENCY LIABILITIES | 483,253 | 40 | 412,210 | 35 |
| 53 | MEXICAN PESOS LIABILITIES | 730,751 | 60 | 765,036 | 65 |
| 24 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **151,824** | 100 | **187,552** | |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 151,824 | 100 | 187,552 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **514,062** | 100 | **318,955** | |
| 59 | FOREING CURRENCY LIABILITIES | 493,478 | 96 | 289,526 | 91 |
| 60 | MEXICAN PESOS LIABILITIES | 20,584 | 4 | 29,429 | 9 |
| 29 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 30 | **OTHER LOANS** | **32,794** | 100 | **27,217** | |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 32,794 | 100 | 27,217 | 100 |
| 31 | **DEFERRED LOANS** | **313,959** | 100 | **336,014** | |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 308,549 | 98 | 330,034 | 98 |
| 67 | OTHERS | 5,410 | 2 | 5,980 | 2 |
| 32 | **OTHER LIABILITIES** | **0** | 100 | **0** | |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 0 | 0 | 0 | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(318,107)** | 100 | **(320,856)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | (65,057) | (20) | (24,702) | (8) |
| 71 | INCOME FROM NON-MONETARY POSITION | (253,050) | (80) | (296,154) | (92) |

STOCK EXCHANGE CODE: **VALLE** QUARTER:3 YEAR:2002

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF FINANCIAL Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 483,459 | 385,571 |
| 73 | PENSIONS FUND AND SENIORITY | 1,993 | 1,798 |
| 74 | EXECUTIVES (*) | 36 | 25 |
| 75 | EMPLOYERS (*) | 2,120 | 1,774 |
| 76 | WORKERS (*) | 2,468 | 2,293 |
| 77 | CIRCULATION SHARES (*) | 58,322,508 | 58,322,508 |
| 78 | REPURCHASED SHARES (*) | 513,201 | 513,201 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 YEAR 2002
**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **2,977,268** | **100** | **2,737,975** | **100** |
| 2 | COST OF SALES | 1,521,049 | 51 | 1,425,745 | 52 |
| 3 | **GROSS INCOME** | **1,456,219** | **49** | **1,312,230** | **48** |
| 4 | OPERATING | 1,322,162 | 44 | 1,118,970 | 41 |
| 5 | **OPERATING** | **134,057** | **5** | **193,260** | **7** |
| 6 | TOTAL FINANCING | 43,139 | 1 | 45,179 | 2 |
| 7 | **INCOME AFTER FINANCING COST** | **90,918** | **3** | **148,081** | **5** |
| 8 | OTHER FINANCIAL OPERATIONS | 56,155 | 2 | 86,061 | 3 |
| 9 | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **34,763** | **1** | **62,020** | **2** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 38,402 | 1 | 33,944 | 1 |
| 11 | **NET INCOME AFTER TAXES AND WORKERS' SHARING** | **(3,639)** | **0** | **28,076** | **1** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| 13 | **CONSOLIDATED NET INCOME OF** | **(3,639)** | **0** | **28,076** | **1** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 8,697 | 0 | 9,801 | 0 |
| 15 | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **(12,336)** | **0** | **18,275** | **1** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES | 5,118 | 0 | 13,302 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| 18 | **NET CONSOLIDATED INCOME** | **(17,454)** | **(1)** | **4,973** | **0** |
| 19 | NET INCOME OF MINORITY INTEREST | 286 | | (1,439) | 0 |
| 20 | **NET INCOME OF MAJORITY INTEREST** | **(17,740)** | **(1)** | **6,412** | |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2002**
**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **2,977,268** | 100 | **2,737,975** | 100 |
| 21 | DOMESTIC | 2,444,734 | 82 | 2,337,012 | 85 |
| 22 | FOREIGN | 532,534 | 18 | 400,963 | 15 |
| 23 | TRANSLATED INTO DOLLARS (***) | 55,158 | 2 | 43,198 | 2 |
| 6 | **TOTAL FINANCING COST** | **43,139** | 100 | **45,179** | 100 |
| 24 | INTEREST PAID | 51,583 | 120 | 91,261 | 202 |
| 25 | EXCHANGE LOSSES | 67,076 | 155 | 14,890 | 33 |
| 26 | INTEREST EARNED | 10,463 | 24 | 36,270 | 80 |
| 27 | EXCHANGE PROFITS | 0 | 0 | 0 | 0 |
| 28 | GAIN DUE TO MONETARY POSITION | (65,057) | (151) | (24,702) | (55) |
| 8 | **OTHER FINANCIAL OPERATIONS** | **56,155** | 100 | **86,061** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | 56,155 | 100 | 86,061 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **38,402** | 100 | **33,944** | 100 |
| 32 | INCOME TAX | 2,106 | 5 | 16,135 | 48 |
| 33 | DEFERED INCOME TAX | 34,934 | 91 | 16,522 | 49 |
| 34 | WORKERS' PROFIT SHARING | 1,362 | 4 | 1,287 | 4 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 0 | 0 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 YEAR 2002
**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 3,982,071 | 3,712,312 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 3,858,996 | 3,505,548 |
| 39 | OPERATION INCOME (**) | 140,617 | 123,940 |
| 40 | NET INCOME OF MAYORITY INTEREST(**) | 54,039 | 493,956 |
| 41 | NET CONSOLIDATED INCOME (**) | 57,888 | 485,958 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2002**

**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET** | **(17,454)** | **4,973** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | 183,200 | 121,530 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **165,746** | **126,503** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (387,255) | 404,632 |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **(221,509)** | **531,135** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | 215,017 | (91,504) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | 0 | 1,116 |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **215,017** | **(90,388)** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(163,483)** | **(96,170)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND INVESTMENTS | (169,975) | 344,577 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 363,169 | 39,232 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 193,194 | 383,809 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 YEAR: 2002
**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **183,200** | **121,530** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE | 110,521 | 109,410 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | 72,679 | 12,120 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(387,255)** | **404,632** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT | (32,891) | (38,696) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (126,136) | (21,591) |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (311,984) | 636,670 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER | 32,058 | (123,971) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER | 51,698 | (47,780) |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **215,017** | **(91,504)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET | 169,795 | (17,488) |
| 24 | + LONG-TERM BANK AND STOCK MARKET | 43,368 | (71,675) |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 1,854 | (2,341) |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **0** | **1,116** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL | 0 | 1,116 |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(163,483)** | **(96,170)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND | (135,482) | (98,591) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN | 0 | 0 |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 10,961 | 8,632 |
| 39 | + (-) OTHER ITEMS | (38,962) | (6,211) |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 **2002**
**JUGOS DEL VALLE, S.A DE C.V.**

**RATIOS**
**CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | (0.59) | % | 0.18 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 3.55 | % | 32.68 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 1.62 | % | 14.52 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (372.73) | % | 496.72 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 1.08 | times | 1.05 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.35 | times | 2.30 | times |
| 8 | INVENTORIES ROTATION (**) | 4.61 | times | 4.69 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 42 | days | 40 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 6.16 | % | 16.20 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 57.14 | % | 54.74 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.33 | times | 1.21 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 47.83 | % | 38.30 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 31.33 | % | 20.96 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 2.60 | times | 2.12 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.89 | times | 1.91 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.40 | times | 1.33 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.04 | times | 0.99 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.83 | times | 0.85 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 15.91 | % | 32.60 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 5.57 | % | 4.62 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (13.01) | % | 14.78 | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | (4.29) | times | 5.82 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 100.00 | % | 101.23 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | 0.00 | % | (1.23) | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 82.87 | % | 102.52 | |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 3 YEAR: 2002
**JUGOS DEL VALLE, S.A DE C.V.**

**DATA PER SHARE**
**CONSOLIDATED FINANCIAL STATEMENT**

Final Printing

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.93 | | $ 7.96 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.93 | | $ 7.96 | |
| 5 | EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.15 | | $ 0.16 | |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.09 | | $ 0.22 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 8 | CARRYING VALUE PER SHARE | $ 26.12 | | $ 25.92 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | | $ 0.00 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.51 | times | 0.23 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 14.46 | times | 0.72 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GENERAL DIRECTOR'S REPORT (1)

(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)

ANNEX 1



The consolidated accumulated sales volume of Jugos del Valle at the closing of September continues showing significant growth. The volume of 82.8 million unit boxes represented a growth of 15.5% in respect to the same period of 2001.

Sales in the domestic market were 67.0 million unit boxes, representing an increase of 11.3% on invoiced volume in respect to the same quarter of the previous year, highlighting the growth of the carbonated drinks division which was of 24.7%.

Regarding exports, the growth on invoiced volume was of 37.4% in respect to the previous year, it is important to highlight the growth of 48.7% of the Brazilian sales and 81.3% of the USA market.

During the third quarter of the year, there was a consolidated level of 27.0 million unit boxes, which represents a decrease in volume of 4.9% in respect to the second quarter of the year, however, there is a 12.4% growth in respect to the same quarter of the previous year.

The Consolidated Net Income of the Company as of the third quarter of the year in the amount of $2 977 million represents an increase of 8.7% in respect to the income of the same quarter of the previous year.

Domestic net income increased 4.6% in respect to the same quarter of 2001, highlighting the growth of 6.7% of juices and nectars and 12.7% of the carbonated drinks division.

Net income in the international market grew 32.8% in pesos, in respect to the same quarter of the previous year, highlighting the growth of 62.5% of sales in USA and 61.3% in Brazil. The net income in Brazilian Reales increased 72.0%.

In reference to the third quarter of the year, the net consolidated income of $956.7 million represented an unfavorable variation in relation to 6.7% of the previous quarter.

The participation of new products in the total income obtained during the quarter was of 8.9%, while the incomes of the international area represented 17.9% of the Company's total income.

The consolidated gross profit generated during the period in the amount of $1,456.2 million represents an increase of 11.0% in respect to the same quarter of 2001, and the percentage of net sales represents 48.9% of gross margin, showing an increase of 1.0 percentage points. However, in respect to the 49.9% of the previous quarter there is a negative variation of 2.4 percentage points derived from the loss of margin by the effects of costs originated by: the fluctuation of exchange rates, reduction of the production programs due to the decrease of sales volume, and the increase of sugar consumption with the status special tax "IEPS".

Operating expenses expressed as the percentage of net sales represented 44.4%, showing an increase of 3.5 percentage points. In real terms, the operating expenses show an increase of 18.2% in respect to 2001.

This increase is due to the growth of sales expenses caused by the increased commissions derived from a greater invoice volume of 15.5% and the incorporation of the sales forces of the operation acquired from our main distributor.

Also, the increase in distribution expenses by the implementation of the new logistic model directed to efficiently support the constant growth in present and expected volumes, and the improvement of service supported by external logistics purveyors which include the contracting of a macro center, the increase in rent of chep style movable platforms, an increase in shipping expenses, as well as the expenses caused by the distributor's additional warehouses.

On the other hand, the Company has decided to increase its investment in 43.2% in publicity expenses and marketing in respect to the same quarter of 2001. This is focused to strengthen the control of the point of purchase in the detail channel and to back our brands in the other channels.

In reference to the third quarter, the operating expenses show a reduction of 0.7% equivalent to $3.4 million in respect to the previous quarter.

Due to the aforementioned, the operating results obtained during the period for $134.1 million represents 4.5% in relation to net income, generating a negative variation of 30.6% in respect to the same quarter of the previous year.

The UAFIR generated during the quarter in the amount of $242.1 million represents 8.1% over net sales this shows a negative variation of 20.0% to that obtained in the same period of 2001.

The total financing cost of $43.1 million represented 1.4% on net sales versus 1.7% in the same quarter of the previous year, representing an negative increase of $2.0 million in real terms.

The income tax provisions include an effect of $34.9 million of deferred taxes as a result of the application of Bulletin D-4.

The results of the discontinued operations of $5.1 million corresponds to the expenses related to the closing of the Florida 7 plant.

Derived from the aforementioned factors, the Majority Net Results of the Company in the period generated a loss of $17.7 million, representing –0.6% over net sales, showing a negative variation of $24.1 million in real terms versus the same quarter of the previous year.

In relation to the balance versus the closing of 2001, there is an increase in bank liabilities of $213.2 million and a reduction of cash and short term investments of $170.0 million which were used to finance the investment project for the quarter in the amount of $135 million, as well as working capital support. It is important to mention that the real growth in bank liabilities was only $149 million, of which $64 million corresponds to the actualization effect of bank liabilities in foreign currency.

Due to the aforementioned, the leverage level increased from 1.11 to 1.33 times (without considering the position of cash and temporary investments).

However, the interest paid to total liabilities with cost in the last twelve months was reduced from 12.9% to 6.0%, also the interest coverage (UAFIR at net interest) showed an increase of 5.9 to 7.7 times.

The days of accounts receivable were maintained at 42, the liquidity index decreased from 1.54 to 1.40 times and inventory rotation was slightly reduced from 5.05 to 4.61 times, derived from the growth of the finished product inventory, originated by the strategy of increasing said inventories by the closing of the Xochimilco plant and the increased capacity of the Tepotzotlán, Edo. de México plant.

As can be observed, the Company continues increasing its sales volumes, achieving major penetration in market and market share, improving its gross margin, notwithstanding the negative effects of costs of insumes with price in dollars.

The Company has developed a commercial strategy that permits a major achievement of participation in the distribution channels, initiating its implementation with the supermarket channel which has represented a major expense, highlighting the investment of promotional expenses looking for more space and better exhibition. The contribution of this channel represents 30% of total sales versus 25% of the previous year.

To this date, the Company has notified price increases in some of its products in the wholesale and detail channels. This should contribute to an improved profitability of the domestic operation.

The Company has developed a process of optimization and efficiency of its operating expenses with a tendency focused on reduction through the simplification of processes highlighting: integration of the direct sales forces of carbonated drinks and detail sales; the elimination of the redundant distribution centers, and the consolidation of a single distribution network.

In addition, the operation of logistics purveyors and the macro center will enable a reduction of shipping expenses when consolidating shipments.

In addition to the aforementioned, the Company is pushing its capital investment program with the growth of the installed capacity in the Tijuana, BC, plant in order to efficiently respond to the regional and export demand, by reducing its production costs and distribution expenses.

In summary, the company continues with a vision of aggressive growth, focused to three markets keys: Mexico, United States and Brazil. The company is investing in maximizing the presence of our brands and products in these markets increasing the consumer's recall and capturing additional exhibition spaces that will generate more sales in the immediate future.

**GENERAL DIRECTOR'S REPORT (1)**

**(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)**

**ANNEX 1**



At the same time, the company has continued investing in improving our industrial infrastructure and logistics with the amplifications of the plants of Tepotzotlán, Tijuana and Sao Paulo, the restructuring of the supply chain that includes the closing of the plant of Xochimilco and of several regional warehouse, as well as the integration of the forces of direct distribution of the business of sodas and fruit drinks.

With these measures that have affected in form storm the profitability of the business, a platform is creating that we will allow the big opportunities of growth that present their objective markets to take advantage and at the same time, to generate attractive levels of productivity in the short and medium term.

Lic. Roberto Albarrán Campillo
General Director

**NOTA 1:** **PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS**

Los estados financieros que se acompañan fueron preparados de conformidad con principios de contabilidad generalmente aceptados. A continuación se resumen las políticas de contabilidad más importantes utilizadas por la Compañía para la preparación de sus estados financieros:

a) Bases de preparación de los estados financieros y valuación de la inversión en subsidiarias-

- Los estados financieros no consolidados adjuntos, han sido elaborados con el propósito de dar cumplimiento a diversas disposiciones legales y estatutarias, presentando la inversión de JUVASA en subsidiarias valuadas a través del método de participación, el cual consiste en reconocer como valor de la inversión la parte proporcional del capital contable actualizado de las subsidiarias, correspondiente a la tenencia accionaria. Con este procedimiento se igualan el capital contable y los resultados del ejercicio de los estados financieros consolidados y no consolidados.

- La Administración de la Compañía ha preparado estados financieros consolidados de JUVASA y subsidiarias al 30 de Septiembre de 2002 y 2001, los cuales son emitidos en esta misma fecha.

- El exceso del costo sobre el valor neto en libros de subsidiarias, generado por la adquisición de Compañías subsidiarias, se amortiza en un plazo de 15 años a partir de la fecha de adquisición y se actualizan utilizando factores derivados del Índice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México.

Utilidad (pérdida) integral-

A partir del 1° de enero de 2001, se encuentra en vigor el Boletín B-4 "Utilidad Integral", emitido por el Instituto Mexicano de Contadores Públicos, A.C., que establece las reglas de presentación y revelación de la utilidad integral y de sus componentes.

El efecto de la adopción de este nuevo pronunciamiento se presenta en el estado de variaciones en el capital contable como utilidad (pérdida) integral, y adicionalmente para cumplir con las disposiciones de este nuevo Boletín, se reestructuró dicho estado por el año 2000.

El importe de la utilidad (pérdida) integral que se presenta en el estado de variaciones en el capital contable, es el resultado de la actuación total de la Compañía durante el año y está representado por la utilidad neta, más el efecto inicial de la adopción del Boletín D-4 "Impuesto sobre la renta diferido", los efectos del resultado por tenencia de activos no monetarios y el efecto de conversión de los estados financieros de entidades extranjeras que, de conformidad con los principios de contabilidad aplicables, se llevaron directamente al capital contable.

b) Reconocimiento de los efectos de la inflación-

- Los estados financieros están expresados en miles de pesos de poder adquisitivo del 30 de Septiembre de 2002, para lo cual se aplicaron factores derivados del INPC.

- El capital social, las utilidades acumuladas, la prima en emisión de acciones y el efecto acumulado de impuesto sobre la renta diferido incluyen sus efectos de actualización, los cuales se determinan aplicando factores derivados del INPC. Esta actualización representa la reserva necesaria para mantener en pesos de valor constante dichos conceptos.

- El exceso en la actualización del capital corresponde básicamente a la utilidad acumulada por tenencia de activos no monetarios, la cual representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos específicos y el determinado utilizando factores derivados del INPC. A partir de 1998, se incluyen los efectos de conversión de entidades extranjeras de acuerdo a las disposiciones del Boletín B-15, emitido por el Instituto Mexicano de Contadores Públicos, A.C.

- La ganancia por posición monetaria incluida en el costo integral de financiamiento, representa el efecto que ha producido la inflación sobre el neto de los activos y pasivos monetarios. Los activos monetarios producen una pérdida y los pasivos monetarios una utilidad.

c) Inventarios y costo de ventas-

- Los inventarios están valuados a costo de reposición, que no exceden su valor neto de realización, excepto los inventarios de azúcar que se encuentran valuados a precios preferenciales de acuerdo a los acuerdos establecidos.

- El costo de ventas se encuentra actualizado a pesos constantes con base a costos de reposición.

d) Propiedades, planta y equipo-

- Se registran a su valor actualizado, determinado mediante la aplicación de factores derivados del INPC.

- La depreciación se calcula aplicando el método de línea recta, con base a las vidas útiles remanentes de los activos, determinados por perito valuador independiente.

e) Patentes y marcas-

- Se registran al costo de adquisición y se actualizan utilizando factores derivados del INPC.

- La amortización se calcula aplicando el método de línea recta, considerando el valor actualizado a las tasas máximas autorizadas por la Ley del Impuesto Sobre la Renta.

f) Inversiones temporales-

- Se valúan al costo de adquisición, más rendimientos devengados, el cual no excede a su valor de mercado.

g) Utilidad básica por acción ordinaria-

- *La utilidad básica por acción ordinaria* se calcula dividiendo *la utilidad* neta entre *el* promedio ponderado de acciones ordinarias en circulación durante los años terminados al 30 de septiembre de 2002 y 2001.

h) Obligaciones laborales-

- Las primas de antigüedad y el plan de retiro voluntario, se reconocen como costos durante los años de servicio del personal. Los costos se calculan por actuarios independientes, con base en el método de crédito unitario proyectado utilizando tasas de descuentos netas.

- Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en los resultados del año en que son exigibles.

i) *Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos-*

- A partir del 1° enero de 2000, la Compañía aplicó los lineamientos establecidos en el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por el Instituto Mexicano de Contadores Públicos.

j) Transacciones y valuación de saldos en moneda extranjera-

- Las transacciones en moneda extranjera, se registran al tipo de cambio vigente a la fecha en que éstas se realizan. Los activos y pasivos se actualizan al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a resultados.

k) Reconocimiento de ingresos-

- Los ingresos y sus costos relativos, se reconocen en el período en que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios en cumplimiento de sus pedidos.

l) Reserva para recompra de acciones-

- De conformidad con la Ley del Mercado de Valores, la Compañía constituyó una reserva de capital proveniente de las utilidades acumuladas, denominada Reserva para Recompra de Acciones, con el objeto de fortalecer la oferta y la demanda de sus acciones en el Mercado de Valores. Las acciones que con motivo de la adquisición temporal sean retiradas del mercado, serán consideradas como acciones en tesorería.

m) Uso de estimaciones-

- La preparación de los estados financieros de conformidad con principios de contabilidad generalmente aceptados, requiere que la Administración efectúe estimaciones y suposiciones que afectan las cifras reportadas de activos y pasivos; así como la revelación de los activos y pasivos contingentes a la fecha de los estados financieros. Los resultados que sean obtenidos podrían diferir de dichas estimaciones.

n) Nuevos pronunciamientos:

Efectivo-

A partir del 1° de enero de 2001 se encuentra en vigor el Boletín C-1 "Efectivo" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación del efectivo y sus equivalentes. Asimismo, las disposiciones normativas contenidas en el Boletín de referencia se han aplicado en la preparación de los estados financieros al 30 de septiembre de 2002 y 2001 y corresponden a las prácticas contables seguidas por la Compañía con anterioridad al pronunciamiento contable de referencia.

Instrumentos financieros-

A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación en la información financiera que deben seguir los emisores o inversionistas de instrumentos financieros. Los estados financieros al 30 de septiembre de 2002 y 2001, observan las disposiciones normativas de dicho pronunciamiento; sin embargo, la Compañía ha seguido la práctica de no realizar operaciones con instrumentos financieros derivados con carácter especulativo.

Pasivo, provisiones, activos y pasivos contingentes y compromisos-

En noviembre de 2001, se publicó el Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes, y Compromisos", emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los pasivos y provisiones, de los activos y pasivos contingentes, así como las reglas de revelación de los compromisos contraídos. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

Activos intangibles-

En enero de 2002, se publicó el Boletín C-8 "Activos intangibles" emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los activos intangibles. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

**NOTA 3 : CRÉDITOS BURSÁTILES**

Al 30 de Septiembre del 2002, la empresa no tenía contratados Créditos Bursátiles

**NOTA 4 : COMPROMISOS Y CONTINGENCIAS**

Al 30 de Septiembre de 2002, se tienen los siguientes compromisos y contingencias:

- Jugos del Valle, S.A. de C.V., está avalando un crédito refaccionario a su subsidiaria **Sucos del Valle Do Brasil LTDA** por un monto de **$13,465,705.00 Reales**, el crédito fue contratado a un plazo de 6 años, incluyendo un año de gracia a una tasa preferencial denominada TJLP, mas un spread de 5 puntos.

- El 8 de junio de 2001 JUVASA fue demandada por el Congreso de la Unión y otras autoridades, las cuales pretenden el pago de una participación de utilidades a los trabajadores (PTU) correspondiente a 1999 por un importe de $54,210. Toda vez que dicho pago de PTU no procede por tratarse de ingresos correspondientes a una devolución de IVA, la Compañía interpuso demanda de amparo el 2 de julio de 2001. Finalmente el 1° de abril de 2002 las autoridades dictaron sentencia en primera instancia a favor de JUVASA, por lo que la Administración de la Compañia considera que dicha demanda no procede.

- Con fecha 12 de septiembre del 2001, la compañía Jugos del Valle S.A. de C.V., estableció un Programa de Europapel Comercial, por un monto máximo de US $ 50,000,000 de dólares con plazos de 90 a 360 días, habiendo emitido a la fecha una segunda serie de US $ 20,000,000 de dólares a un plazo de 275 días y con vencimiento al día 23 de enero del 2003.

- Jugos del Valle S.A. de C.V. es Aval de Arrendadora Jugos del Valle S.A. de C.V. por dos contratos de Arrendamiento Puro, pactados a un plazo de tres años con Lantz Duret Trade Company, S.A. de C.V. el primero se celebró con fecha 29 de marzo del 2002, y tiene un valor de $7,906,940.00, con amortizaciones fijas mensuales de $223,944.00, habiendo pagado a la fecha cinco amortizaciones; el segundo contrato se firmó el 8 de mayo del 2002, y tiene un valor de $ 1,827,866, con amortizaciones fijas de $ 51,763.00, habiendo pagado al 30 de septiembre del 2002 tres amortizaciones.

- Grupo Embotellador Barrilitos, S.A. de C.V. (Subsidiaria de Promotora Jugos del Valle, S.A. de C.V.) tiene diversas contingencias laborales y federales provenientes del ejercicio de 1998 y ejercicios anteriores, a la fecha de este informe no se habían concluido los estudios y convenios que se están celebrando con las autoridades correspondientes. Sin embargo, tales contingencias han sido reconocidas por la familia Guajardo (antiguos

dueños) y asumen cualquier responsabilidad de pago derivada de cualquier reclamación o litigio, este acuerdo fue firmado el 3 de enero de 2001. A la fecha no se han firmado aún las garantías respectivas.

- Jugos del Valle tiene 16 demandas laborales a nivel nacional en cuyo caso la contingencia estimada es de $5,000,000; algunos de los casos son juicios derivados de la antes subsidiaria Florida 7, S.A. de C.V. y la subsidiaria Asesores y Promotores del Mercado, S.A. de C.V.El pasivo contingente puede variar toda vez que esta sujeto a negociaciones y etapas propias del proceso jurídico, por lo que a la fecha no se tiene considerada ninguna reserva.

**NOTA 5: CAPITAL CONTABLE**

| CAPITAL CONTABLE | NOMINAL | ACTUALIZACION | TOTAL |
|---|---|---|---|
| CAPITAL SOCIAL | 57,714 | 306,785 | 364,499 |
| PRIMA EN COLOCACION DE ACCIONES | 73,774 | 187,454 | 261,228 |
| UTILIDAD(PERDIDA) ACUMULADA | 815,508 | 336,145 | 1,151,653 |
| RESULTADOS ACUMULADOS | 804,226 | 316,841 | 1,121,067 |
| RESERVA LEGAL | 11,282 | 19,304 | 30,586 |
| | 815,508 | 336,145 | 1,151,653 |
| RESERVA PARA ADQUISICION DE ACCIONES | 22,074 | 59,642 | 81,716 |
| EXCESO O INSUFICIENCIA EN LA ACT DEL CAPITAL | -118,943 | 165,815 | 46,872 |
| EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS | -309,971 | -55,008 | -364,979 |
| | -428,914 | 110,808 | -318,107 |
| RESULTADO DEL EJERCICIO | -15,489 | -2,251 | -17,740 |
| **TOTAL** | **524,667** | **998,582** | **1,523,249** |
| PARTICIPACION MINORITARIA: | 8,510 | 10 | 8,520 |

| | | | |
|---|---|---|---|
| **TOTAL CAPITAL CONTABLE CONSOLIDADO:** | 533,177 | 998,592 | 1,531,769 |

**NOTA 08 : IMPUESTOS DIFERIDOS**

El resultado contable difiere del resultado fiscal debido principalmente al efecto de diferencias permanentes, básicamente en partidas incluidas en el estado de resultados para reflejar los efectos de la inflación y diferencias temporales (no representativas), que afectan contablemente y fiscalmente en distintos ejercicios.

De acuerdo con la legislación fiscal vigente, las empresas deben pagar el impuesto que resulte mayor entre el ISR y el IMPAC. Ambos impuestos reconocen los efectos de la inflación, aunque en forma diferente de los Principios de Contabilidad Generalmente Aceptados. La Ley del IMPAC establece un impuesto del 1.8% sobre los activos actualizados, inventarios, propiedades, planta y equipo, deducidos de algunos pasivos.

Como resultado de las modificaciones a la ley del ISR aprobadas el 1° de enero de 2002, la tasa de ISR actual del 35% se reducirá anualmente a partir del 2003 hasta que la tasa nominal sea del 32% en el 2005.

**NOTA 12 : RESULTADOS NETOS MENSUALES**

**JUGOS DEL VALLE, S.A. DE C.V.**

| | Resultados Netos ACUMULADOS | | Resultados Netos del EJERCICIO | MENSUAL | Resultados Netos EJER. ACUMULADO | INDICE | |
|---|---|---|---|---|---|---|---|
| **MES** | **NOMINAL** | **ACTUALIZADO** | **NOMINAL** | **ACTUALIZADO** | **ACTUALIZADO** | **DE ORIGEN** | **AL CIERRE** |
| ENE.'02 | 1,186,616 | 1,196,109 | 18,949 | 19,199 | 19,199 | 98.253 | 101.190 |
| FEB.'02 | 1,186,616 | 1,192,786 | 15,413 | 15,568 | 34,767 | 98.190 | 101.190 |
| MAR.'02 | 1,186,616 | 1,202,873 | 17,596 | 17,725 | 52,492 | 98.692 | 101.190 |
| ABR.'02 | 1,186,616 | 1,211,298 | 12,975 | 13,431 | 65,924 | 99.231 | 101.190 |
| MAY.'02 | 1,186,616 | 1,212,366 | -26,383 | -26,504 | 39,420 | 99.432 | 101.190 |
| JUN.'02 | 1,186,616 | 1,217,824 | -20,391 | -20,450 | 18,970 | 99.917 | 101.190 |
| JUL.'02 | 1,186,616 | 1,221,147 | -29,901 | -31,473 | -12,503 | 100.204 | 101.190 |
| AGTO.'02 | 1,186,616 | 1,226,130 | -34,921 | -36,410 | -48,913 | 100.585 | 101.190 |
| SEPT.'02 | 1,186,616 | 1,233,369 | 31,174 | 31,174 | -17,740 | 101.190 | 101.190 |
| OCT.'01 | 1,106,036 | 1,149,928 | -8,858 | -9,254 | -26,994 | 96.860 | 101.190 |
| NOV.'01 | 1,106,036 | 1,154,905 | 8,761 | 9,118 | -17,876 | 97.220 | 101.190 |
| DIC.'01 | 1,106,036 | 1,154,684 | 30,806 | 32,019 | 14,143 | 97.354 | 101.190 |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **3** YEAR: **2002**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | \CQUISITIOI COST | PRESENT VALUE (3) |
| SUBSIDIARIES | | | | | |
| 1 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V. | PREST DE SERV DE DISTRIB Y VTA DE PROD. | 449,996 | 99.99 | 450 | 5,515 |
| 2 COMERCIALIZADORA VALVITA, S.A. DE C.V. | FAB VENTA DE SALSA DE TOMATE | 24,016,200 | 99.99 | 24,016 | 24,770 |
| 3 INMOBILIARIA JUVASA, S.A. DE C.V. | COMPRA-VENTA DE OPERAC DE MUEBLES E INM | 49 | 98.00 | 49 | 219 |
| 4 JUGOS DEL VALLE USA, INC | COMPRA Y VTA DE JUGOS Y NECT DE FRUTA | 19,960 | 100.00 | 16,134 | (14,256) |
| 5 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA | FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT | 69,675,866 | 99.99 | 179,035 | 160,587 |
| 6 PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS | PROD. VTA Y DIST. DE BEB CARB. | 153,382 | 99.99 | 153,382 | 57,401 |
| 7 JUGOS DEL VALLE ESPAÑA, S.L | COMPRA Y VTA DE JUGOS Y NECT DE FRUTA | 2,532 | 99.96 | 691 | (1,612) |
| 8 CODEMEXICO, S.A. DE C.V. | FABRICACION DE LACTO BASILOS | 13,205,224 | 96.61 | 13,205 | 4,458 |
| 9 GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V. | PREST. DE SERV. ADMON Y FINANC. | 100,000 | 66.67 | 100 | 2,345 |
| 10 JUGOS DEL VALLE VENEZUELA | FABRICACION, ENVASE, VTA DE JUGOS Y NEC | 1,449,999 | 99.99 | 10 | 10 |
| TOTAL INVESTMENT IN SUBSIDIARIES | | | | 387,072 | 239,437 |
| OTHER PERMANENT INVESTMENTS | | | | | 0 |
| TOTAL | | | | | 239,437 |

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIVALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2002

## PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

| CONCEPT | ACQUISITION COST | ACCUMULATED DEPRECIATION | CARRYING VALUE | REVALUATION | DEPRECIATION ON REVALUATION | CARRYING VALUE (-) REVALUATION (-) DEPRECIATION |
|---|---|---|---|---|---|---|
| **DEPRECIATION ASSETS** | | | | | | |
| PROPERTY | 23,269 | 6,543 | 16,726 | 70,076 | 17,050 | 69,752 |
| MACHINERY | 503,512 | 155,710 | 347,802 | 1,044,461 | 295,009 | 1,097,254 |
| TRANSPORT EQUIPMENT | 117,451 | 62,481 | 54,970 | 85,662 | 42,360 | 98,272 |
| OFFICE EQUIPMENT | 20,985 | 7,653 | 13,332 | 20,663 | 13,140 | 20,855 |
| COMPUTER EQUIPMENT | 76,615 | 62,657 | 13,958 | 63,964 | 21,554 | 56,368 |
| OTHER | 57,352 | 17,736 | 39,616 | 99,627 | 34,608 | 104,635 |
| **DEPRECIABLES TOTAL** | **799,184** | **312,780** | **486,404** | **1,384,453** | **423,721** | **1,447,136** |
| **NOT DEPRECIATION ASSETS** | | | | | | |
| GROUNDS | 3,596 | 0 | 3,596 | 14,112 | 0 | 17,708 |
| CONSTRUCTIONS IN PROCESS | 132,409 | 0 | 132,409 | 43,536 | 0 | 175,945 |
| OTHER | 0 | 0 | 0 | 0 | 0 | 0 |
| **NOT DEPRECIABLE TOTAL** | **136,005** | **0** | **136,005** | **57,648** | **0** | **193,653** |
| **TOTAL** | **935,189** | **312,780** | **622,409** | **1,442,101** | **423,721** | **1,640,789** |

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos: Until 1 Year | Denominated In Pesos: More Than 1 Year | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BANKS** | | | | | | | | | | | | | | | | |
| **UNSECURED DEBT** | | | | | | | | | | | | | | | | |
| BITAL | 28/10/2002 | 11.68 | 5,583 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BITAL | 11/12/2002 | 11.19 | 25,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BITAL | 28/10/2002 | 12.68 | 20,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIABANK INVERLAT | 10/04/2002 | 9.60 | 45,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SANTANDER | 09/04/2003 | 12.18 | 80,000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ITAU-BNDS EXIM | 15/03/2004 | 12.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,909 | 0 | 0 | 0 |
| **OTHER FINANCIAL ENTITIES** | | | | | | | | | | | | | | | | |
| SIMPLE | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| QUADRUM | 30/12/2002 | 10.80 | 1,429 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| IXE BANCO | 30/07/2003 | 10.88 | 13,333 | 13,361 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| P.N.C. BANK | 05/02/2003 | 2.87 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 720 | 0 | 0 | 0 | 0 |
| RABOBANK | 18/05/2004 | 2.63 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,533 | 2,533 | 0 | 0 | 0 |
| BANAMEX | 06/12/2007 | 5.24 | 0 | 0 | 0 | 16,945 | 11,421 | 16,945 | 16,945 | 12,707 | 0 | 0 | 0 | 0 | 0 | 0 |
| REFACCIONARIO | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ITAU-BNDS FINAME | 15/08/2006 | 13.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 142 | 0 | 0 | 0 | 0 | 0 |
| BBV BNDES-FINAMEX | 15/03/2007 | 17.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 754 | 0 | 0 | 0 |
| BNDES | 15/01/2006 | 14.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,960 | 0 | 1,960 | 1,960 | 1,960 | 26,137 |
| ARRENDAMIENTO FINANCIEROS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2002 | 11.61 | 862 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 01/01/2003 | 11.61 | 66 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 06/01/2003 | 11.61 | 2,497 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 09/01/2003 | 11.61 | 293 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 05/01/2003 | 11.11 | 3,651 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 09/01/2004 | 11.11 | 287 | 329 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 09/01/2004 | 11.11 | 614 | 705 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2004 | 11.11 | 255 | 367 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2004 | 11.11 | 315 | 453 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2004 | 11.11 | 168 | 241 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **BANKS** | | | | | | | | | | | | | | | | |
| MIFEL | 12/01/2004 | 11.11 | 40 | 58 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2004 | 11.11 | 672 | 965 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 12/01/2004 | 11.11 | 149 | 213 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 02/01/2005 | 11.11 | 601 | 283 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MIFEL | 02/01/2005 | 11.11 | 62 | 110 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 04/06/2004 | 11.35 | 725 | 900 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 07/06/2004 | 11.35 | 77 | 120 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 08/06/2004 | 11.35 | 128 | 133 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 09/06/2004 | 11.35 | 71 | 125 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 10/06/2004 | 11.35 | 189 | 357 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 11/06/2004 | 11.35 | 47 | 92 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 02/06/2005 | 11.35 | 82 | 187 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 03/06/2005 | 11.35 | 96 | 230 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 03/06/2005 | 11.35 | 44 | 106 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 05/06/2005 | 11.35 | 44 | 112 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 05/06/2005 | 11.35 | 36 | 92 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 05/06/2005 | 11.35 | 45 | 114 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/06/2005 | 11.35 | 58 | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 06/06/2005 | 11.35 | 58 | 160 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 07/06/2005 | 11.35 | 58 | 165 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| VALMEX | 10/06/2002 | 11.35 | 126 | 446 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| EURO PAPEL COMERCIAL | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| LATIN WORLD | 23/01/2003 | 8.50 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 203,334 | 0 | 0 | 0 | 0 | 0 |
| SINDICADO | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| COMERICA | 28/01/2007 | 5.60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 71,167 | 0 | 71,167 | 71,167 | 71,167 | 35,583 |
| COMERICA | 28/01/2007 | 5.60 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 32,105 | 0 | 32,105 | 32,105 | 32,105 | 16,054 |
| **TOTAL BANKS** | | | **202,761** | **20,584** | **0** | **16,945** | **11,421** | **16,945** | **16,945** | **12,707** | **308,708** | **3,253** | **114,428** | **105,232** | **105,232** | **77,774** |

# MEXICAN STOCK EXCHANGE
## ANNEX 05
## CREDITS BREAK DOWN

(THOUSANDS OF PESOS)



| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| **SUPPLIERS** | | | | | | | | | | | | | | | | |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| MATERIALES | | | 326,665 | 0 | 57,689 | 0 | 0 | 0 | 0 | 0 | 67,335 | 0 | 0 | 0 | 0 | 0 |
| REFACCIONES | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ACTIVO FIJO | | | 18,535 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,987 | 0 | 0 | 0 | 0 | 0 |
| FLETEROS | | | 31,287 | 0 | 237 | 0 | 0 | 0 | 0 | 0 | 651 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **376,487** | **0** | **57,926** | **0** | **0** | **0** | **0** | **0** | **71,973** | **0** | **0** | **0** | **0** | **0** |
| DIVERSAS PROVISIONES | | | 127,376 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 24,448 | 0 | 7 | 0 | 0 | 32,787 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **127,376** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **24,448** | **0** | **7** | **0** | **0** | **32,787** |
| | | | **706,624** | **20,584** | **57,926** | **16,945** | **11,421** | **16,945** | **16,945** | **12,707** | **405,129** | **3,253** | **114,435** | **105,232** | **105,232** | **110,561** |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2002**

**JUGOS DEL VALLE, S.A DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6** **CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 21,626 | 208,533 | 41,143 | 324,001 | 532,534 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | **21,626** | **208,533** | **41,143** | **324,001** | **532,534** |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 18,124 | 173,146 | 0 | 0 | 173,146 |
| INVESTMENTS | 2,630 | 26,261 | 696 | 6,553 | 32,814 |
| OTHER | 656 | 6,398 | 1 | 5 | 6,403 |
| **TOTAL** | **21,410** | **205,805** | **697** | **6,558** | **212,363** |
| **NET BALANCE** | **216** | **2,728** | **40,446** | **317,443** | **320,171** |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **29,885** | **298,841** | 0 | 0 | **298,841** |
| **LIABILITIES POSITION** | **96,071** | **987,321** | | | **987,321** |
| SHORT TERM LIABILITIES POSITION | 47,533 | 493,843 | 0 | 0 | 493,843 |
| LONG TERM LIABILITIES POSITION | 48,538 | 493,478 | 0 | 0 | 493,478 |
| **NET BALANCE** | **(66,186)** | **(688,480)** | | | **(688,480)** |

**NOTES**

MONEDA "REALES" (TIPO DE CAMBIO A DOLARES 0.26004) Y "DOLAR" (TIPO DE CAMBIO 10.1667)

STOCK EXCHANGE CODE:**VALLE** QUARTER: 3 YEAR: 2002
**JUGOS DEL VALLE, S.A DE C.V.**

**INTEGRATION AND INCOME**
**CALCULATION BY MONETARY POSITION (1)**
**(Thousands of Pesos)**

**ANNEX 7** **CONSOLIDATED**
Final Printing

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 1,024,125 | 1,442,285 | 418,160 | 0.92 | 3,847 |
| FEBRUARY | 1,200,048 | 1,598,277 | 398,229 | 0.06 | (239) |
| MARCH | 1,275,269 | 1,681,382 | 406,113 | 0.51 | 2,071 |
| APRIL | 1,165,929 | 1,631,643 | 465,714 | 0.55 | 2,561 |
| MAY | 1,211,080 | 1,725,096 | 514,016 | 0.20 | 1,028 |
| JUNE | 1,318,095 | 1,848,848 | 530,753 | 0.49 | 2,601 |
| JULY | 1,200,551 | 1,711,458 | 510,907 | 0.29 | 1,482 |
| AUGUST | 1,118,283 | 1,719,001 | 600,719 | 0.38 | 2,283 |
| SEPTEMBER | 1,161,173 | 1,786,083 | 624,911 | 0.60 | 3,749 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 288 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 45,386 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **65,057** |

**NOTES**

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **3** YEAR: **2002**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)**

**ANNEX 8**

**CONSOLIDATED**
Final Printing

| FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE |
|---|
| NO APLICA |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| |

| BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE |
|---|

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **3** YEAR: **2002**

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**ANNEX 9**

**CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| PLANTA TEPOTZOTLAN | FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA | 58,894 | 73 |
| PLANTA ZACATECAS | FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA | 6,867 | 79 |
| PLANTA TIJUANA | FAB Y VENTA DE NARANJADAS | 11,854 | 30 |
| PLANTA ENSENADA | FAB Y VENTA DE SALSA DE TOMATE | 993 | 29 |
| PLANTA BRASIL | FAB Y VENTA DE JUGOS Y NECTARES | 17,661 | 67 |
| PLANTA AZCAPOTZALCO | FAB Y VENTA DE BEBIDAS CARBONATADAS | 22,567 | 39 |
| PLANTA MONTERREY | FAB Y VENTA DE BEBIDAS CARBONATADAS | 10,781 | 67 |
| PLANTA TEPEJI DEL RIO | FAB Y VENTA DE PRODUCTOS LACTEOS | 192 | 61 |
| PLANTA FLORIDA 7 | FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS | 9,050 | 43 |
| PLANTA ZACATECAS (PULPAS)* | FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA | 19,192 | 44 |
| PLANTA VERACRUZ (PULPAS)* | FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA | 4,498 | 29 |

**NOTES**

CAPACIDAD EXPRESADA EN MILES DE HILOS DE PULPA CONCENTRADA
CAPACIDAD INSTALADA EN CAJAS ESTANDAR (24 PIEZAS DE 8 OZ.)

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2002**
**JUGOS DEL VALLE, S.A DE C.V.**

**MAIN RAW MATERIALS**

**ANNEX 10** **CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| PULPAS, JUGOS Y FRUTAS | CITROFRUT,CONFRUTTA ,VALLE RED | PULPAS | CONSERVERA PENZTKE | SI | 13.60 |
| | | | CORP. ACONCAGUA JR. WOOD | | |
| AZUCAR | COPROBAMEX | | | SI | 4.50 |
| FRUCTUOSA | ALMEX, S.A. | | | SI | 5.40 |
| BOTELLAS | COMPAÑIA VIDRIERA, S.A. DE C. SILICES DE VERACRUZ, S.A. DE | | | SI | 10.80 |
| BOTES | FAMOSA Y VAN CAN | | | SI | 5.70 |
| TAPAS | FAMOSA, VAN CAN, PORTOLA, WHITE CAP | TAPAS | TEICH ALUMINIUM COMBIBLOC | SI | 9.20 |
| PAPEL | TETRAPAK | PAPEL | COMBIBLOC, TETRAPAK | SI | 8.00 |
| | | POLIETILENO ALTA DENSIDAD | CHEMTEX | SI | 1.70 |
| OTROS | | | | | 18.30 |

**NOTES**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **3** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| JUGOS Y NECTARES | 42,183 | 888,195 | 24,883 | 1,287,320 | 36.20 | VALLE REDONDO | ALM. AURRERA |
| | | | | | | BOTELLIN | GIGANTE, S.A. |
| | | | | | | FRUTSI | |
| BEBIDAS DE FRUTA | 13,405 | 191,391 | 13,254 | 483,004 | 29.10 | BEBERE | COMERCIAL MEXICAN/ |
| | | | | | | TROPICANA | GRATEL DISTRIBUCIOI |
| NARANJADAS | 12,609 | 135,516 | 12,358 | 260,273 | 12.30 | BARRILITOS | CADENA COM OXXO |
| REFRESCOS | 16,059 | 181,485 | 15,699 | 336,864 | | VALLE FRUT | CASA LEY |
| VALVITA | 292 | 16,254 | 379 | 21,775 | | VAL VITA | TIENDA ISSTE |
| KULTAI | 117 | 8,117 | 106 | 11,364 | | KULTAI | NUEVA WAL MART DE |
| | | | | | | | GRATEL QUERETARO |
| PULPAS Y CONCENT. (KILOS) | 9,924 | 81,318 | 12 | 48 | | FLORIDA 7 | MULLINS |
| | | | | | | | WAL MART DE MEXICC |
| | | | | | | | GRUPO CIFRA |
| AGUA (JDV ESENCIA VITAL) * | | | 294 | 4,723 | | ESENCIA VITAL | |
| OTROS | | | 11 | 39,363 | | | |
| **T O T A L** | | 1,502,276 | | 2,444,734 | | | |

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: **3** YEAR: **2002**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**



| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| JUGOS Y NECTARES | | | 2,382 | 105,535 | USA | VALLE REDONDO | WAL-MART / FOOD 4 L |
| REFRESCOS | | | 962 | 31,948 | USA | VALLE REDONDO | WAL-MART / FOOD 4 L |
| BEBIDAS DE FRUTA | | | 151 | 5,106 | USA | VALLE REDONDO | WAL-MART / FOOD 4 L |
| JUGOS Y NECTARES | | | 10,712 | 324,001 | BRASIL | VALLE REDONDO | AROUCA R. VENDING |
| JUGOS Y NECTARES | | | 819 | 33,971 | VENEZUELA | VALLE REDONDO | ALIMENTOS CALIFORN |
| JUGOS Y NECTARES | | | 339 | 14,032 | PUERTO RICO | VALLE REDONDO | GENERAL CANDY |
| JUGOS Y NECTARES | | | 81 | 3,261 | JAMAICA | VALLE REDONDO | CARI MED LIMITED |
| JUGOS Y NECTARES | | | 72 | 1,671 | ECUADOR | VALLE REDONDO | OTELO |
| JUGOS Y NECTARES | | | 71 | 2,324 | ARUBA | VALLE REDONDO | ROMAR TRADING CO. I |
| JUGOS Y NECTARES | | | 54 | 2,079 | CANADA | VALLE REDONDO | QUE PASA MEXICAN F( |
| JUGOS Y NECTARES | | | 43 | 1,559 | PANAMA | VALLE REDONDO | CALOX PANAMEÑA |
| JUGOS Y NECTARES | | | 22 | 631 | BELICE | VALLE REDONDO | MAJIL MEXICAN PRODI |
| JUGOS Y NECTARES | | | 39 | 1,341 | TRINIDAD Y TOBAGO | VALLE REDONDO | FINELINE DISTRIBUTO |
| JUGOS Y NECTARES | | | 12 | 444 | CUBA | VALLE REDONDO | C.I. NEGINTER DE CO |
| JUGOS Y NECTARES | | | 14 | 480 | JAPON | VALLE REDONDO | METO CORPORATION |
| JUGOS Y NECTARES | | | 11 | 382 | ST. MARTEEN | VALLE REDONDO | ST MARTEEN SUPER F |
| JUGOS Y NECTARES | | | 12 | 456 | ISLAS CANARIAS | VALLE REDONDO | SOTABAC SOCORRO T |
| JUGOS Y NECTARES | | | 6 | 245 | BAHAMAS | VALLE REDONDO | F. RICH TRADING COM |
| JUGOS Y NECTARES | | | 6 | 178 | SURINAM | VALLE REDONDO | KING'S ENTERPRISES |
| JUGOS Y NECTARES | | | 6 | 215 | CURACAO | VALLE REDONDO | UNITED DISTRIBUTOR! |
| JUGOS Y NECTARES | | | 1 | 32 | HONDURAS | VALLE REDONDO | DISTRIBUIDORA COME |
| JUGOS Y NECTARES | | | 3 | 128 | FINLANDIA | VALLE REDONDO | INDELFI OY |
| JUGOS Y NECTARES | | | 12 | 398 | AUSTRALIA | VALLE REDONDO | DEL VALLE JUICES OF |
| JUGOS Y NECTARES | | | 14 | 439 | PUERTO RICO | VALLE REDONDO | GENERAL CANDY |
| BEBIDAS DE FRUTA | | | 12 | 189 | Belice, Aruba. | VALLE REDONDO | MAJIL MEXICAN PRODI |
| NARANJADAS | | | 5 | 125 | Belice, Panama, Isl | VALLE REDONDO | VARIOS |
| BEBIDAS DE FRUTA PULPAS | | | 8 | 1,364 | EL SALVADOR | VALLE REDONDO | INDUSTRIAS CRISTAL |
| **TOTAL** | | | | 532,534 | | | |

**NOTES**

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRAN EXPRESADAS EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS
* MAQUILA

**ANNEX 12**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**

(Thousands of Pesos)

**NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED**

| | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : **2001** | 2,578,226 |
| Number of shares Outstanding at the Date of the NFEA: ( Units ) | 58,322,508 |

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

**DIVIDENDS COLLECTED IN THE PERIOD**

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETLEMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

**DETERMINATION OF THE NFEA OF THE PRESENT YEAR**

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

| | |
|---|---|
| FISCAL EARNINGS | 0 |
| - DETERMINED INCOME | 0 |
| + DEDUCTED WORKER'S PROI | 0 |
| - DETERMINED WORKEF | 0 |
| - DETERMINED RFE | 0 |
| - NON DEDUCTABLES | 0 |
| NFE OF PERIOD : | 0 |

**BALANCE OF THE NFEA AT THE END OF THE PERIOD**

(Present year Information)

| | |
|---|---|
| NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 | 2,679,928 |
| Number of shares Outstanding at the Date of the NFEA: ( Units ) | 58,322,508 |

**ANNEX 12**
**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)**
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

| | |
|---|---|
| NFEA BALANCE TO DECEMBER 31st OF : **2001** | 0 |
| Number of shares Outstanding at the Date of the NFEA : (Units) | 0 |

RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

**ANNEX 12 - A**

**CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)**

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

| | |
|---|---|
| NFEAR BALANCE TO DECEMBER 31st OF: **2001** | 0 |
| Number of Shares Outstanding at the Date of the NFEAR: ( Units ) | 58,322,508 |

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

| QUARTER | SERIES | NUMBER OF SHARES OUTSTANDING | DATE OF SETTELMENT | AMOUNT |
|---|---|---|---|---|
| 0 | 0 | 0.00 | | 0.00 |

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

| | |
|---|---|
| FISCAL EARNINGS: | 0 |
| + DEDUCTED WORKER'S PROFIT SHA | 0 |
| - DETERMINED INCOME TAX: | 0 |
| - NON-DEDUCTABLES | 0 |
| - (+) EARNINGS (LOSS) FROM FOREING OF PROFIT: | 0 |
| DETERMINATED RFE OF THE FISCAL YEAR | 0 |
| - INCOME TAX (DEFERED ISR): | |
| * FACTOR TO DETERMINE THE NFEAR: | 0 |
| NFER FROM THE PERIOD | 0 |

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

| | |
|---|---|
| NFEAR BALANCE TO : 30 OF SEPTIEMBRE OF 2002 | 0 |
| Number of shares Outstanding at the Date of the NFEAR ( Units ) | 58,322,508 |

MODIFICATION BY COMPLEMENTARY

| | |
|---|---|
| NFEAR BALANCE TO DECEMBER 31st OF: 2001 | 0 |
| Number of shares Outstanding at the Date of the NFEAR ( Units ) | 0 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR **2002**
**JUGOS DEL VALLE, S.A DE C.V.**

**CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| B | | 0 | 58,322,508 | | | 58,322,508 | 57,714 | |
| **TOTAL** | | | **58,322,508** | **0** | **0** | **58,322,508** | **57,714** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE**
58,322,508
**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| B | 513,201 | 4.15353 | 13.40000 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
**JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: 3 YEAR 2002

**CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 **OF JANUARY** **TO** 30 **OF** **SEPTEMBER** **OF** 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

**C.P. SANDRA CENTENO LEDEZMA**
**GERENTE DE ANALISIS E INT. DE INF. FIN.**

**C.P. MARIO MERCADO VARGAS**
**DIRECTOR CORPORATIVO DE ADMON. Y CONTRALORIA**

**TEPOTZOTLAN, MEX, AT OCTOBER 28 OF 2002**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

**CLAVE DE COTIZACION:** VALLE **FECHA:** 28/10/200: 21:17

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | JUGOS DEL VALLE, S.A DE C.V. |
| DO MICILIO: | AV. INSURGENTES NO. 30 |
| COLONIA: | BARRIO TEXCACOA |
| C. POSTAL: | 54600 |
| CIUDAD Y ESTADO: | TEPOTZOTLAN ,MEX |
| TELEFONO: | 2581-65-64 |
| FAX: | 2581-65-63 |
| E-MAIL: | mmercado@jvalle.com.mx |
| DIRECCION DE INTERNET: | www.jvalle.com.mx |

**AUTOMATICO:** X

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | JVA780420DM3 |
| DOMICILIO | AV.INSURGENTES NO. 30 |
| COLONIA: | BARRIO TEXCACOA |
| C. POSTAL: | 54600 |
| CIUDAD Y ESTADO: | TEPOTZOTLAN ,MEX |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | C.P. JORGE HERNANDEZ TREJO |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 2581-63-49 |
| FAX: | 2581-65-66 |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| NOMBRE: | ING MANUEL ALBARRAN MACOUZET |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5395-82-18 |
| FAX: | 5395-49-98 |
| E-MAIL: | mam@jvalle.com.mx |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | LIC. ROBERTO ALBARRAN CAMPILLO |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |

CLAVE DE COTIZACION: VALLE FECHA: 28/10/200: 21:17

TELEFONO: 5557-76-63
FAX: 5580-52-93
E-MAIL: ralbarran@jvalle.com.mx

---

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE: C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 2581-65-17
FAX: 2581-65-18
E-MAIL: anrodriguez@jvalle.com.mx

---

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 2581-65-64
FAX: 2581-65-63
E-MAIL: mmercado@jvalle.com.mx

---

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE ANALISIS E INTEGRACION DE INFORMACION FINANCIERA
NOMBRE: C.P. SANDRA CENTENO LEDEZMA
DOMICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-00
FAX: 5899-10-62
E-MAIL: scenteno@jvalle.com.mx

---

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. LAURA VALTIERRA LEON
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 2581-63-61
FAX: 2581-65-88
E-MAIL: lvaltierra@jvalle.com.mx

---

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ANTONIO FRANCK CABRERA
DOMICILIO: BLV. AVILA CAMACHO NO. 24 3ER. PISO EDIF. TORRE DEL B(

CLAVE DE COTIZACION: VALLE FECHA: 28/10/200: 21:17

| | |
|---|---|
| COLONIA: | COL. LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5540-92-05 |
| FAX: | 5540-92-02 |
| E-MAIL: | afranck@fgr.com.mx |

| | |
|---|---|
| PUESTO BMV: | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | ASESOR JURIDICO EXTERNO |
| NOMBRE: | LIC. CHRISTIAN LIPPERT HELGUERA |
| DOMICILIO: | BLV. AVILA CAMACHO NO. 24 3ER. PISO EDIF. TORRE DEL B( |
| COLONIA: | PALMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5540-92-33 |
| FAX: | 5540-92-02 |
| E-MAIL: | clippert@fgr.com.mx |

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| PUESTO: | VICEPRESIDENTE CORPORATIVO |
| NOMBRE: | LIC. EDUARDO MARINO LOPEZ |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5557-22-86 |
| FAX: | 5580-52-93 |
| E-MAIL: | emarino@jvalle.com.mx |

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| PUESTO: | DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA |
| NOMBRE: | C.P. MARIO MERCADO VARGAS |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 2581-65-64 |
| FAX: | 2581-65-63 |
| E-MAIL: | mmercado@jvalle.com.mx |

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| PUESTO: | RELACION CON INVERSIONISTAS |
| NOMBRE: | ING. ALFREDO HUERTA CHABOLLA |
| DOMICILIO: | AV. EJERCITO NACIONAL NO. 904 |
| COLONIA: | PALMAS POLANCO |
| C. POSTAL: | 11560 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5676-47-12 |
| FAX: | 5676-47-12 |
| E-MAIL: | ahuerta@jvalle.com.mx |